REGENCY RESOURCES INC.

Flat 5, 11 Glouchester Avenue, Camden Town, London, England, NW17AU

October 6, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Re:           Form 10-K for the year ended December 31, 2010
 Filed March 9, 2011
 Form 10-Q for the period ended March 31, 2011
 Filed April 25, 2011
 File No. 000-53611

Attention:        Ms. Julie Sherman
        Staff Accountant

Dear Ms. Sherman:

I am in receipt of your letter dated August 30, 2011 regarding the above noted filings which I am responding to as follows.

Form 10-K for the year ended December 31, 2010

General

1.           The commission file number has been correct.

La Trinidad Claim, page 10

2.
Neither of our officers and directors has visited either La Trinidad Claim or the Mara Claim.  In response to this comment the following has been added to the risk factor disclosure as shown on page 8 in the Form 10-KA and page 15 in the Form 10-QA.

 “Neither of our two directors has visited La Trinidad or Mara claims.

Our two directors have not visited our two mineral claims, being La Trinidad and the Mara claims.  Therefore, they have no personal knowledge of the mineralization on each of the claims, the terrain and the possibilities of hazards during exploration activities.  They have had to rely upon the advice and opinions of the geologists working on each of the claims.”

3.	The following responses have been made in order the comments in your letter:

●	The nature of the Company’s ownership interests were disclosed as follows:

La Trinidad Claim (as previously disclosed)

“Regency is the registered and beneficial owner of a 100% interest in the La Trinidad Claim,……” Refer to page 10 in the Form 10-KA and page 12 in the Form 10-QA.

Mara Claim (as previously disclosed)

“Regency owns a 100% interest in the property”.  Refer to page 14 in the Form 10-KA and page 15 in the Form 10-QA.

Both properties are free and clear with no encumbrances attached to them.

●	In response to this comment the following has been inserted under each claim heading as follows:

La Trinidad Claim

“Regency is the only party having an interest in La Trinidad Claim and it has not entered into any agreements regarding the Claim and there are no outstanding royalties or charges of any kind.   There is a tax on any income from the property in the amount of 11%.”  Refer to page 10 in the Form 10-KA and page 12 in the Form 10-QA.

Mara Claim

“Regency is the only party having an interest in Mara Claim and it has not entered into any agreements regarding the Claim. Since the acquisition of the Mara Claim was subject to a private transaction, rather than obtaining the Claim directly from the Government of Fiji, by law, Regency must provide a royalty to the Government of Fiji (13.75%) from the revenue from the production of minerals so long as the Claim is owned by Regency..”  Refer to page 14 in the Form 10-KA and page 15 in the Form 10-QA.

●           The following has been inserted in the case of both the Claims.

La Trinidad Gold Claim

“In the case of Trinidad Claim, it was acquired through a private assignment from Kalibo Resources Inc., an unrelated company incorporated in the Philipinnes.  Regency did not acquire its ownership in La Trinidad Claim directly from the Department of Energy and Natural Resources of the Philippines as is done in many cases.  Regency has all the mineral rights relating to La Trinidad Claim whether they are on surface or having to be mined in the future.”

Please refer to page 10 for the Form 10-KA and page 12 for the Form 10-QA.

Mara Claim

In response to this question the following has been inserted on page 14 for the Form 10-KA and page 15 for the Form 10-QA:

“The claim was assigned to Regency from The Mara Group LLC, an unrelated company incorporated in Fiji, and a transfer of title was made with the Fiji Ministry of Mines. The assignment cost was $5,000 including a geological report. Therefore, Regency acquired the surface rights to the minerals and any minerals located beneath the soil.  A subsequent application for a mining license is $825 and is due and payable upon filing an application for the mining license. The Company is responsible upon obtaining an interest in the claim to adhere to the safety and environmental requirements of Fiji.”

●	Both the Form 10-KA and 10-QA have been amended in regards to this comment as follows:

La Trinidad Claim

The following has been inserted on page 11 of the Form 10-KA and on page 12 of the Form 10-QA.

“The La Trinidad is an unpatented claim which is subject to federal  safety and environmental standards.   Licensing fees, equivalent to $560, must be paid in full with the application to renew the existing license.   The renewal process can take up to 14 days to process.”

Mara Claim

On page 15 of the Form 10-KA and on page 15 of the Form 10-QA the following has been inserted in response to this comment:

“The Mara Claim is an unpatented mineral claim which will lend itself to hard rock drilling rather than being a placer type mineralization deposit.   The claim is a Federal mining claim and all rights to the mineralization of the Mara Claim belong to Regency.”

●	The following has been inserted in response to this comment:

La Trinidad Gold Claim:

Certain identifying information has been included on page 11 of the Form 10-KA and page 13 of the Form 10-QA as follows:

“The following represents certain identifying information in locating and verifying ownership of the La Trinidad Gold Claim:

Claim Name:	La Trinidad Gold Mine
Certificate Number:	PLCC2139969
Title Number:	L1299153
Latitude:	16º 28 ’00” North
Longitude:	120º 37’ 00” East
Transfer No.	338-873
Parcel Identifier:	069-548-762
Assignment Transfer:	Kalibo Resources Inc.
Registered Owner:	Regency Resources Inc. [fee simple]

Mara Claim:

Certain identifying information has been included on page 15 of the Form 10-KA and page 16 of the Form 10-QA as follows:

“The following represents certain identifying information in locating and verifying ownership of the Mara Claim:

“Claim Name:	Mara Gold Mine
License Number:	SV5698721
Title Number:	FT286971
Latitude:	18º 08 ’00” South
Longitude:	178º 25’ 00” East
Registered Owner:	Regency Resources Inc.

The Mara Claim is in good standing until such time as Regency wishes to abandon it."

●           The following has been inserted into the Form 10-KA and 10-QA.

La Trinidad Gold Claim

“The La Trinidad Claim is in good standing until such time as it is abandoned by the Company.   Once Regency obtains a licensing fee for its exploration work it is required to pay a fee to the Department of Energy and Natural Resources in the amount of $560.  When renewing the existing license it has 30 days to make the required payment of a similar amount and it can take upwards to 14 days to process the application.”

Please refer to page 12 for the Form 10-KA and page 13 for the Form 10-QA.

Mara Claim:

“The Claim is in good standing until such time as the Company decides to abandon it.  When Regency undertakes an exploration program it is required to obtain a mining license from the Ministry of Mines with a payment by Regency of $825 which is renewable each year at the same fee cost.”

Please refer to page 15 in the Form 10-KA and page 16 in the Form 10-QA.

●           The area of our claims were previously disclosed as follows:

La Trinidad Claim

“The La Trinidad Claim covers an area of approximately 94.5 hectares (approximately 233.5 acres) and …….”

Please refer to page 10 in the Form 10-KA and to page 12 in the Form 10-QA.

Mara Claim

“The Mara Claim gold exploration project consists of 1 unpatented mineral claim, covering 122.5 hectares (approximately 303 acres)…”

Please refer to page 14 in the Form 10-KA and to page 15 in the Form 10-QA.

4.	The following responses have been made in order the comments in your letter:

●	In response to this comment I refer you to the following as previously included in both the Form 10-K and 10-Q:

La Trinidad Claim

“The claim is assessable by all-weather government-maintained roads to the towns of Lingayen and to San Fernanda. Refer to page 10 in the Form 10-K and page 12 in the Form 10-Q.   Also it states within this paragraph that “…it is located about 45 km North East of the city of Lingayen and 35 km South West of the city of San Fernanda”.  In both the Form 10-K and 10-Q I have inserted the following new sentence: “The property is accessible by motor vehicle.”

Mara Claim

“The Mara Claim is accessible from Suva, Fiji by traveling on the country’s only highway system which is for the most part consists of one lane in each direction and by taking an all weather gravel road.”

In addition, I have added the following sentences as recommended by our geologist, Mr. Peter Robards.

“The Claim is connected by the local power authority and has full electricity.   Three back up generators are also present in the area due to the country’s frequent power outages.”

Refer to page 15 in the Form 10-KA and page 16 in the Form 10-QA.

●	I believe this has been covered under the third comment in comment #3.

●           I believe we answered previously this comment as follows:

La Trinidad Claim

Please refer to “Property Geology” on page 12 for the Form 10-KA and on page 13 for the Form 10-QA.

Mr Roberto Cua, our geologist, has suggested inserting the following two sentences into the “Property Geology””

“The area consists of interlayered chert, argillite and massive andesitics to basaltic volcanics.”

Please refer to page 12 in the Form 10-KA and to page 13 in the Form 10-QA.

Mara Claim

Please refer to “Property Geology” on page 16 for the Form 10-KA and on page 16 for the Form 10-QA.

●
No work by our Company has been undertaken to date on either of our properties.   For La Trinidad Claim we did make reference to no work being undertaken to date and on the recommendations of Mr. Cua I have added an additional sentence in response to this comment.

La Trinidad Claim

I have added the following sentence as requested by Mr. Cua in response to this comment:

“To date, there has been no significant work done on the property but the property is ready for the beginning stages of exploration work.”

Please refer to page 13 in the Form 10-KA and to page 12 in Form 10-QA.

Mara Claim

We did not previously make reference to any work completed on the property or its present condition and therefore I have inserted the following sentence as recommended by Mr. Robards as shown on page 14 on the Form 10-KA and page 16 on the Form 10-QA under the heading of Property Geology..

“The potential reserves are unproven as of yet and no mineralization is apparent for the property.  To date Regency has not undertaken any exploration work on the Mara Claim.”

●	There is no plant or equipment on either La Trinidad nor the Mara Claim. The following has been inserted as recommended by our geologist in the case of the Mara Claim:

La Trinidad Claim

Please refer to page 14 in the Form 10-KA and page 15 in the Form 10-QA wherein the following sentence has been added under the heading “Plant and Equipment”:

“There is no plant or equipment on the Mara Claim at the present time”.

Mara Claim

“The age and details as to modernization and physical condition of plant and equipment, etc. cannot be stated at this time.  This will depend on the exploration company used by the Company.   The average age, however, of equipment used by Fijian exploration companies is in excess of 10 to 15 years old.   The equipment is not very modern due to numerous sanctions that have been imposed by South Pacific and other governments in response to the various coup d’états that have occurred in Fiji over the last twenty years.

Please refer to page 17 in the Form 10-KA and to page 17 in the Form 10-QA

●	In response to this comment the following has been inserted in both the Form 10-K and 10-Q as follows:

La Trinidad Gold Claim

“With the Philippines being a hub for mining activities in Asia, ultra modern equipment is used by the various mining companies.   The high safety standards enforce the level of good equipment being available with the most modern and up to date mining equipment being at our disposal.

There is no plant or equipment on the La Trinidad Claim at the present time.”

Refer to page 14 on the Form 10-KA and page 15 on the Form 10-QA.

Mara Claim

“There is no plant or equipment on the Mara Claim at the present time.”

Refer to page 17 on the Form 10-KA and page 17 on the Form 10-QA.

●           Refer to the following pages:

La Trinidad Gold Claim

Please refer to the last sentence under “Previous Exploration” on page 12 of the Form 10-KA and page 13 on Form 10-QA.

Mara Claim

Please refer to page 16 for the Form 10-KA and page 16 for the Form 10-QA.

●           In response to this comment the following has been inserted.

La Trinidad Claim

The following has been inserted in response to this comment:

“Mr. Cua has indicated a total cost of $40,300 for both Phase I and Phase II as follows:

Phase I
1.	Geological Mapping	$ 6,731
2.	Geophysical Surveying	5,969
	Total Phase I

Phase II

1.	Geochemical surveying and surface sampling (including sample collection and assaying)	27,600

	Total of Phases I and II	$ 40,300

No costs have been incurred to date.   The above estimated costs relate to future exploration work.”

Please refer to page 13 in the Form 10-KA and to page 14 in the Form 10-QA.

Mara Claim

I believe this has previous been covered under the heading of “Plan of Operation: Proposed Exploration Work” on page 16 on the Form 10-KA and page 17 on Form 10-Q.

●           The following has been inserted to cover this comment:

La Trinidad Claim

The following has been inserted on page 12 for the Form 10-KA and on page 13 for the Form 10-QA:

“Electricity on the property is supplied by Meralco Power from the City of Lingayen,   The power is constant with no major disruptions.   Water is also supplied from Lingayen from Meralco Hydro Service.”

Mara Claim

Please refer to page 15 of the Form 10-KA and page 16 of the Form 10-QA wherein it states:

“The Claim is connected by the local power authority and has full electricity.   Three back up generators are also present in the area due to the country’s frequent power outages.”

●           The following has been added in response to this comment:

La Trinidad Claim

Please refer to the following for page 13 on the Form 10-KA and on page 14 for the Form 10-QA.

“The reserves on this particular property are unproven and the program suggested is one of exploration”

Mara Claim

“The potential reserves are unproven as of yet and no mineralization is apparent for the property.  To date Regency has not undertaken any exploration work on the Mara Claim.”

Please refer to page 16 in the Form 10-KA and to page 16 in the Form 10-QA.

5.	A small-scale map showing the location and access to both La Trinidad and Mara Claims have been included as requested.

Please refer to page 11 in the Form 10-KA for the map of La Trinidad and page 15 for the map of Mara Gold Claim.

6.	The following has been inserted:

La Trinidad Claim

“In the Philippines, Regency will not require an exploration license until such time as it undertakes exploration activities.   The license will be obtained by the exploratory company or geologist doing the work and the fee will be dependent upon the outlay of funds estimated to be spent on the exploration activities.”

Refer to page 13 in the Form 10-KA and page 14 in the Form 10-QA.

Mara Claim

The following has been inserted on page 18 of Form 10-KA and page 18 of Form 10-QA:

“One of the major prerequisites for the approval of a Prospecting License or Mining Lease application is the approval of the EIA/EMP by the Dept of Environment. For current prospecting activities/mining operations, relevant waste discharge permits apply.  Additionally, the MRD’s Environment Division carries out on-site environmental inspections to ensure waste emissions are within the discharge permit/mine environmental release guidelines and comply with socio-environmental standards, which are benchmarked against international standards/best practices.

The Director of Mines at the Mineral Resources Department, grants Prospector's Rights under the Mining Act. With the consent of the Minister, the Director also grants Prospecting Licenses, Special Prospecting Licenses, Permits to Mine, Mining Leases, Special Mining Leases, Special Site Rights, and Road Access Licenses. Applications for any Right, License or Lease are considered on their own merit. The criteria for assessing merit are: the expertise and capacity/capability of the applicant to undertake the geological program, any past record that the prospecting company has in mineral exploration, and the financial standing of the company in terms of its financial ability to undertake the proposed work program.   Fees are determined at the time of application.”

Item 9A – Controls and Procedures, page 21

7.	I have inserted the following paragraphs under the sub-heading of “Disclosure Controls and Procedures” on page 25 in the Form 10-KA:

“Under the supervision and with the participation of our management, including the Principal Executive Officer, Ms. Jane Brooke, and Principal Accounting Officer, Mr. Dragan Bozanic, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of December 31, 2010 (the “Evaluation Date”). Based on that evaluation, the Principal Executive Officer and Principal Accounting Officer have concluded that these disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Accounting Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified below, we believe that our financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 fairly present our financial condition, results of operations and cash flows in all material respects.”

8.	In response to this comment the following paragraphs have replaced the previous paragraphs:

“Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process, under the supervision of the Chief Executive Officer and the Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

-	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

-
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

-
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, management identified a material weakness in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is described below.

1.
Certain entity level controls establishing a “tone at the top” were considered material weaknesses.  As of December 31, 2010, the Company did not have a separate audit committee or a policy on fraud.  A whistleblower policy is not necessary given the small size of the organization.

2.
Due to the significant number and magnitude of out-of-period adjustments identified during the year- end closing process, management has concluded that the controls over the period-end financial reporting process were not operating effectively. A material weakness in the period-end financial reporting process could result in us not being able to meet our regulatory filing deadlines and, if not remedied, has the potential to cause a material misstatement or to miss a filing deadline in the future. Management override of existing controls is possible given the small size of the organization and lack of personnel.

3.
There is no system in place to review and monitor internal control over financial reporting. The Company maintains an insufficient complement of personnel to carry out ongoing monitoring responsibilities and ensure effective internal control over financial reporting.

As a result of the material weakness in internal control over financial reporting described above, the Company's management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was not effective based on the criteria in Internal Control - Integrated Framework issued by COSO.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we, engaged our independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Our independent accountants have stated in their report dated March 18, 2011 that “….but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting   Accordingly, we express no such opinion”.

Form 10-Q for the period ended March 31, 2011.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 11

The Three Months Ended March 31, 2011, page 18

9.
During the year ended December 31, 2009, a portion of the audit work was performed prior to December 31, 2009 (and accrued at December 31, 2009); whereas, all audit fees for the year ended December 31, 2010, were incurred and paid subsequent to the December 31, 2010 (during the three months ended March 31, 2011).  Additionally, audit fees increased from 2009 to 2010.

The above noted paragraph has been inserted on page 20 of the Form 10-QA.

Item 4. Controls and Procedures, page 19

10.	I have amended our filing to remove all references to Stanford and have amended the Form 10-QA for the period ended June 30, 2011

11.	I have changed the previous paragraphs in response to this comment as shown on page 22. as follows:

“Under the supervision and with the participation of our management, including the Principal Executive Officer, Ms. Jane Brooke, and Principal Accounting Officer, Mr. Dragan Bozanic, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of March 31, 2011 (the “Evaluation Date”). Based on that evaluation, the Principal Executive Officer and Principal Accounting Officer have concluded that these disclosure controls and procedures were not effective as of the Evaluation Date.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Accounting Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control was not effective and that there were material weaknesses, we believe that our financial statements contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 fairly present our financial condition, results of operations and cash flows in all material respects.”

The above change will be made to the Form 10-Q for the six months ended June 30, 2011.

In conclusion I wish to advise you that the Form 10-QA for the six months ended June 30, 2011 will be amended and filed.  It will require an XBRL filing and therefore will take the filer a few days to complete the filing.   All the above noted changes will be reflected in the Form 10-Q for the nine months ended September 30, 2011.

Yours very truly;
Regency Resources Inc.

“Dragan Bozanic”
Dragan Bozanic
Chief Financial Officer, Secretary and
Director

c/c	Jane C. H. Brooke – Chief Executive Officer and President